Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Form 20-F and

Letter from the Chairman

NEW YORK—(MARKETWIRE) — July 18, 2013 — China Metro-Rural Holdings Limited (the “Company” or “CNR”) (NYSE MKT: CNR) today announced the filing of its 2013 annual report on Form 20-F for the fiscal year ended March 31, 2013 with the Securities and Exchange Commission (“SEC”) and the following letter from the Chairman:

Dear Shareholders,

I am pleased to present to you the 2013 annual report of China Metro Rural Holdings Limited. It was a tough year; the global economy has yet to shake off the fallout from the financial crisis started in 2008. Global growth dropped to almost 3 percent in 2012, which indicates that about a half a percentage point has been shaved off the long-term trend since the crisis first emerged. This trend of slowing down will likely to continue; particularly as 2013 is a transitional period for new Xi-Li regime in China.

During the fiscal year ended March 31, 2013, our sales decreased due to the slowdown of Tieling Project and a delay in the construction of second stage of phase one of our Dezhou Project. The decrease in sales reflects a correction in demand from the rural population for our agricultural and small appliance logistics centers. Urban Rural Migration and the small logistic center business will continue to expand.

We intend to continue to seek new investment opportunities in mainland China as part of our continued efforts to make shareholder value our top priority. Even with the slow down, we have recently commenced a new project in Hengyang City of Hunan Province.

Decreased Revenue

Revenue for the year totaled US$36.5million, representing a decrease of 62.8% over FY2012. Gross profit was US$8.6 million, representing a gross profit margin of 23.5 % compared to a gross profit of US$38.3 million and a gross profit margin of 39.0% last year.

The result for the year had been affected by the derivative component of Convertible Bonds and warrants that we have, the profit for the year before effect of the fair value changes of derivatives was a profit of US$4.3 million. The result for the year including the effect of the fair value changes of derivatives was a loss of US$12.2 million.

Our Competitive advantages

Our competitive advantages still lie in our unique positioning on agriculture and rural-urban migration to capture the national and regional demand strategies. Our business model benefits from Central Government policies, strategic locations and extensive transportation networks for our projects and our experienced management team. The interconnection of business will be one of the key successful factors of our growth in the years ahead.

Strong Balance Sheet and Ratios

The Company’s balance sheet remained within its historical range, with cash and cash equivalents totaling US$46.7million as of March 31, 2013 compared to US$44.0 million as of March 31, 2012.

Challenges Ahead

There are many challenges ahead in 2013/2014 fiscal year, including uncertainties across the different regions – from the post-election ‘fiscal debate’ question in the U.S. to the Chinese leadership and reforms in the Euro Area – will continue to have global impacts in sluggish trade and tepid foreign direct investment and consumption. While the coming year may be one full of challenges, we are committed to have good corporate governance, work hard to delivery results and built value for all shareholders., Once there are crisis’s, opportunities will also arise. We believe that where there are crises, opportunities will also arise.

Finally, I would like to take this opportunity to thank all shareholders, customers and vendors for their continued support and trust. I would also like to thank all my colleagues for their hard work and contributions in the past year.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com